Yucheng Technologies Limited
F9 Tower D, Beijing Global Trade Center,
36 North Third Ring Road East, Dongcheng District
Beijing, PRC  100013

                                          October 21, 2010
VIA EDGAR
United States Securities and Exchange Commission
Washington, D.C. 20549
Attention: Barbara Jacobs Collins and Robert Benton

Re:	Yucheng Technologies Limited
Form 20-F for the fiscal year ended December 31, 2009
Filed June 30, 2010
Forms 6-K filed May 19, 2010 and August 13, 2010
File No. 1-33134

Dear Ms. Jacobs and Mr. Benton:

The company, Yucheng Technologies Limited, requests a second extension of the response date to the letter of the Staff of the SEC dated August 30, 2010. The date requested is November 12, 2010. This second request for additional time is because of the time needed by the company to integrate the comments from the independent auditors and the prior correspondence of the company with the SEC on some of the same accounting issues as well as for our independent auditors to review the revised draft of the response.  The Company prepared a first draft of its response to the SEC during the PRC National Day holiday period and sought accountant review thereof on October 9, 2010, which was received on October 15, 2010.  Because of the complexity and number of the comments on the accounting issues, there is a great deal of work still to be done by all parties.

For future communications, please direct correspondence to Mr. Steve Dai, the Chief Financial Officer.  To contact Mr. Dai, his fax number is 011-86-105-913-7800, his telephone number is 011-86 10 5913-7998 and his email is sdai@yuchengtech.com.  It may also help to send a copy of your correspondence to our counsel in the United States, Mr. Andrew Hudders, Golenbock Eiseman Assor Bell & Peskoe, LP, 437 Madison Avenue, 40th Floor, New York, New York 10022, Tel- 212-907-7349, Fax 212-754-0330 and email ahudders@golenbock.com.

Thank you very much.

Sincerely

By:	/s/ Weidong Hong,
Weidong Hong,
Chief Executive Officer

cc: Steve Dai, CFO